Exhibit (e)(5)

The English translation is for convenience only.
The German text is legally binding.

TERMS AND CONDITIONS

FOR THE ISSUE OF SUBSCRIPTION RIGHTS

ON SHARES

OF AIXTRON SE

2014/2024

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TABLE OF CONTENTS

OF THE TERMS AND CONDITIONS

FOR THE ISSUE OF SUBSCRIPTION RIGHTS ON SHARES

OF AIXTRON SE 2014/2024

Art. 1	Subscription rights, Subscription right premium

Art. 2	Beneficiaries, Transferability, Forfeiture

Art. 3	Subscription period

Art. 4	Waiting period, exercise period, option term

Art. 5	Performance target

Art. 6	Exercising the subscription rights

Art. 7	Adjustment of the subscription right premium

Art. 8	Taxes and fees

Art. 9	Ex gratia benefit, other programs, administrator

Art. 10	Announcement, amendments/revision of terms and conditions

Art. 11	Applicable law, Place of performance and Jurisdiction

Art. 12	Safeguarding provision

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Art. 1
Subscription rights, Subscription right premium

(1)                                 The subscription right holder is entitled to purchase no-par value bearer shares of AIXTRON SE in accordance with the Terms and Conditions set out below.

Each subscription right entitles the holder to acquire one share of AIXTRON SE with a proportional interest in the share capital of € 1.00 per no-par value share.

(2)                                 The subscription right exercise price is defined as 130% of the average (arithmetic mean) of the closing prices of the AIXTRON share fixed on the Frankfurt Stock Exchange (XETRA closing price or any closing price of a trading system which will follow XETRA and is functional comparable) during twenty trading days prior to the day of issuance (day of offer).  Trading days are defined as days which the Frankfurt Stock Exchange trades securities in accordance with the published trading calendar.  The subscription rights will be issued on April 22nd, 2014.  The trading days for this Stock Option Program are herewith the days from March 21st, 2014 to April 17th, 2014 as defined in these Terms and Conditions.

(3)                                 The subscription rights can be subscribed for in the subscription period as defined in Art. 3.  The subscription rights are secured by contingent capital with a value of EUR 4,208,726 as resolved by the Ordinary General Meeting of AIXTRON SE on May 16, 2012 and entered in the commercial register on May 31, 2014.

At the Company’s choice and with the approval of the Supervisory Board, option rights which have been exercised may be satisfied either by granting shares from the contingent capital or own shares of the Company, provided that no cash compensation is granted.

(4)                                 Shares issued on the basis of the subscription rights first carry dividend rights for the fiscal year in which the exercise notice takes effect.

(5)                                 Subscription rights will not be embodied.

Art. 2
Beneficiaries, Transferability, Forfeiture

(1)                                 The only persons entitled to obtain subscription rights are members of the Executive Board of AIXTRON SE, members of the management of companies which are affiliated enterprises of the Company within the meaning of § 15 AktG (“group companies”) and selected executive and other key employees employed with the Company or a group company (“employees”).

Members of the Executive Board of the AIXTRON SE and of the managements of group companies and employees of the Company and of group companies entitled to acquire share options who are at the same time members of the management of a group company will receive share options only from the volume which is designated for the group of persons at the higher hierarchical level.

(2)                                 With the exception of inheritance, subscription rights are non-transferable.  The subscription right holder is also prohibited from making any other disposal of rights and from entering into any other transaction with third parties which are equivalent to a full or partial realization of granted rights or its economic value.  The subscription right holder has the duty to not engage in any acts described in the foregoing sentence.  The subscription rights will forfeit in the event of any breach of such duty.

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(3)                                 Due to the fact that subscription rights are issued based upon an incentive function to employee and are, therefore, not issued as part of employee’s salary, subscription rights will expire, if the subscription right holder is no longer employed by a company of the AIXTRON Group.

(4)                                 The only persons entitled to exercise subscription rights are subscription rights holders who is in possession of a non terminated employment at the time of the exercise period.

Subscription rights that were already available for exercise in the past, i.e. the vesting period according to Art. 4 has expired but the subscription rights have not been exercised, are available to the holder for an additional and last time in the exercise period following the date notice was given or termination date of the employment contract.  Subscription rights which will vest for the first time according to Art. 4 after either the employee or a company of the AIXTRON Group gave notice or terminated the employment contract will expire.

(5)                                 In the event of retirement, occupational incapacity and/or total disability or death or in the event of suspension of employment, only subscription rights that immediately follow the occurrence of one of the aforementioned events and in which subscription rights become exercisable for the holder of subscription rights may be exercised.

Subscription rights from tranches which may have become exercisable at any time in the past (i.e. the waiting period set forth in § 4 for the subscription rights has expired, but the subscription rights have not been exercised yet) may be exercised once again by the holder of subscription rights in the exercise period following one of the above occurrences, but not thereafter.

Such subscription rights must be exercised during the exercise period of this tranche or they will expire.

Subscription rights may, for the purpose of exercise in the event of death, be transferred to the heirs and may be exercised by them in the same manner as by the original beneficiary as described in this passage 5.

(6)                                 If a business unit or a company is spun-off or divested from the AIXTRON Group, active employees in the spun-off or divested business unit or company may exercise their exercisable subscription rights on the basis of the entitlement at the time of the spin-off or divestiture of the business unit or the company from the AIXTRON Group.  In such cases, the subscription right can only be exercised until the end of the first exercise period following the spin-off or divestiture of the business unit or the company from the AIXTRON Group.  Subscription rights not becoming available immediately after the occurrence of an event described in this article expire.

(7)                                 All subscription rights under this stock subscription right program expire in the event that a subscription right holder acts contrary to the interest of the AIXTRON Group during or up to 6 months after the termination of his employment.

Art. 3
Subscription period

The subscription rights can be subscribed to by entitled persons between April 22nd, 2014 and May 5th, 2014.

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Art. 4
Waiting period, exercise period, option term

(1)                                 The subscription rights can be exercised - if the performance targets are achieved - no earlier than 4 years after the subscription (day of offer April 22nd 2014) of the subscription rights.

(2)                                 Following the waiting period, the subscription rights may only be exercised within the following exercise periods and only then on days on which commercial banks are open in Frankfurt am Main, Germany for regular banking business (“banking day”).

(3)                                 Each exercise period comprises twenty (20) banking days and commences to run on the following banking day (in each case including such banking day):

•                  on the third banking day after a press conference on annual results or an analyst conference has been held;

•                  on the third banking day after publication of quarterly or semi-annual financial statements or, if the Company publishes preliminary figures for the preceding fiscal year, after publication of such figures;

•                  on the third banking day after the ordinary General Meeting of the Company has been held.

(4)                                 Subscription rights may, however, not be exercised if a banking day on which exercise would in principle be possible falls within one of the blackout periods set forth below.  The blackout periods commence and end on the following banking days (in each case including such banking day)

•                  on the last banking day on which the shareholders may register their attendance at the Ordinary General Meeting until the second banking day after the Ordinary General Meeting of the Company; or

•                  on the day of publication of an offer for subscription to new shares or bonds with conversion and/or option rights for shares of the company are for the first time officially traded and listed on the Frankfurt stock exchange “ex subscription right”.

(5)                                 The subscription rights may, after expiration of the waiting period and with due regard to exercise periods and blackout periods, be exercised for the last time on the banking day prior to the expiration of ten years, calculated from the date of issue of the share options (day of offer April 22nd 2014).

Subscription rights not exercised by the end of the 10 years period will expire without compensation.

Art. 5
Performance targets

(1)                                 Condition for the exercise of subscription rights is that the arithmetic means of the closing auction prices of the shares of the Company in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange on the first exercise day after expiration of the waiting period (Art. 4) reaches or exceeds the exercise price (Art. 2) (absolute performance target).

Trading days shall be days on which the Frankfurt Stock Exchange trades securities in accordance with the trading calendar published by it.

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(2)                                 The exercise of subscription rights for the Executive Board is also conditional on the AIXTRON SE share price having progressed better than the TecDAX (relative performance target).  Initially, the respective reference values (100%) for this purpose will be determined as the arithmetic means of

(i)                                     the AIXTRON SE share prices and

(ii)                                  the end-closing prices of the TecDAX

over the three-month period following the date of issue of the share options.  The AIXTRON SE share price must then exceed the TecDAX (end-closing price), as measured using the respective reference values, at least once on at least five consecutive trading days in the period beginning one year after the issue of the share options and lasting until the end of their term.  The aforementioned comparison must be made for each issue of share options with the reference values being updated accordingly.

If the TecDAX is discontinued or has its composition fundamentally altered during the term of the Stock Option Plan or the term of the share options issued under the Stock Option Plan, it will be replaced by another index with the closest possible composition to the TecDAX as it was previously; if no such index exists, a new comparative index that includes as many as possible of the individual prices previously tracked in the TecDAX will be calculated by a bank appointed by AIXTRON SE in such a way as to reproduce the Tec DAX as closely as possible.

Art. 6
Exercising the subscription rights

(1)                                 To exercise the subscription right, the subscription right holder must submit a written request (“exercise notice”) to the subscription right agent using the form available at the responsible department of AIXTRON SE and depending on exercise mode, pay the exercise price according to Art.1 (2).  The company mandated to function as subscription rights agent will be named to the subscription right holder by AIXTRON SE.

(2)                                 To become effective, (i) the exercise notice has to be certified through a confirmation note by AIXTRON SE confirming the number of subscription rights available for exercise, and (ii) the timely receipt (Art. 4) of such confirmed exercise notice as well as (iii) in case of exercise mode “Buy & Hold” the timely payment of the exercise price to the subscription right agent is required.

The exercise notice towards the subscription right agent will be valid on such banking day on which the exercise notice and depending on exercise mode, the exercise price has been received by the subscription right agent at his place until 10 a.m. (German time).  Should the exercise notice and/or the exercise price (“Buy and Hold” mode) be received by the subscription right agent after 10 a.m., the exercise notice and/or the exercise price (“Buy and Hold” mode) will be deemed to be received the next banking day.

Should the technical equipment of the Frankfurt Stock Exchange as well as the subscription right agent allow for an extended exercise period, AIXTRON SE may, in favor of the subscription right holder, extend the exercise period.

(3)                                 The provisions of insider trading legislation must be observed if the shares subscribed after subscription rights have been exercised are sold.

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Art. 7
Adjustment of the subscription right premium

(1)                                 Where the issuer increases the share capital by issuing new shares or issues bonds with warrants carrying subscription or conversion rights on shares or performs other corporate actions listed below, and grants subscription rights to the shareholders, the subscription right premium shall be adjusted in accordance with the following provisions.

In the event of a capital increase against contributions or the issuance of bonds carrying subscription or conversion rights, the subscription right premium shall be reduced by that amount corresponding to the average price of the subscription rights granted to the shareholders on all trading days on the Frankfurt Stock Exchange.

The reduced subscription right premium shall apply with effect from the first trading day on the Frankfurt Stock Exchange following expiration of the subscription period for the new shares or bonds carrying conversion or subscription rights.  The subscription right premium shall not be reduced if the subscription right holders are granted a subscription right whose value corresponds to the subscription rights of the shareholders.

(2)                                 In the event of a capital increase from corporate resources, the contingent capital created to secure the subscription rights shall be increased in the same proportion as the share capital (section 218 of the AktG - German Stock Corporation Act).  In the event that the share capital is increased without issuing new shares pursuant to section 207 (2) clause 2 of the AktG, the capital increase from corporate resources shall not affect the legal status of the subscription right holders.  If, in contrast, new shares are issued, the subscription right holders shall be provided with as many additional shares when exercising their subscription right as if they had already exercised their subscription right at the time of the capital increase from corporate resources.

Fractions of shares arising as a result of a capital increase from corporate resources will not be provided when the subscription right is exercised, but will be sold at best for the account of the subscription right holder.  The proceeds will be provided to the subscription right holder when the shares are issued.

(3)                                 In the event of a capital reduction, the subscription right premium or the subscription right ratio shall not be adjusted in those cases where the capital reduction does not change the aggregate number of shares or the capital reduction is linked to a capital repayment or the purchase of own shares.  In the event of a capital reduction by the consolidation of shares without a capital repayment or the purchase of own shares without a change in capital (stock split), the number of shares for which one subscription right may be acquired at the subscription right premium shall be reduced or increased in proportion to the capital reduction or stock split.

Art. 8
Taxes and fees

(1)                                 The granting of subscription rights to the subscription right holder as well as the exercise of such subscription rights might be considered to be a taxable, monetary advantage to the subscription right holder.  AIXTRON SE, respectively AIXTRON affiliated companies, will pay taxes, including but not limited to income tax, social charges, church taxes, on behalf of the subscription right holder to the appropriate authorities in the event it is legally required.  Up to the legal limit of execution, AIXTRON SE and its affiliates shall have the right to set off their claims in regard to tax payments and fees against the salary of the subscription rights holder.  Any additional

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payments to be paid by the subscription right holder to AIXTRON SE and/or its affiliates have to be reimbursed by the subscription right holder to AIXTRON SE and/or its affiliates.

(2)                                 In the event that the subscription right holder gains additional money due a positive development of the stock market and based upon the sale of shares received due to the exercise of the subscription rights, the subscription right holder is responsible for the payment of any additional taxes.  Any fees incurred due to the sale of shares and/or financing interest have to be paid by the subscription right holder.

(3)                                 In the event that another country has the authority to tax the subscription right holder, the subscription right holder has the duty to pay any required taxes and fees according to applicable law.

Art. 9
Ex gratia benefit, Other Programs, Administrator

(1)                                 The granting of subscription rights through the Company to the subscription right holder is to be considered as a not gratia benefit.  A legitimate claim on the participation in potential future programs will not exist even through further participation in potential future programs and allocation of subscription rights several years following each other.

(2)                                 The company reserves the right to implement further stock option programs or other forms of employee involvement programs.  However, such an obligation for the Company or the Company Group does not exist.

(3)                                 The contractual obligations and rights resulting out of or in connecting with this stock option program only exist between the Company or Company Group and the subscription right holder.

(4)                                 The Company may, in compliance with statutory law and the terms and conditions of the Stock Option Plan, involve a credit institution, a securities trading bank or a similar institution (“administrator”) which will act upon instruction by the Executive Board or, to the extent that the Supervisory Board is authorized, upon instruction by the Supervisory Board.

Art. 10
Announcement, amendments/revision of Terms and Conditions

(1)                                 Company announcements related to the stock option program are sufficiently made through internal communication devices, also in electronic form.

(2)                                 The company is authorized, with the approval of the Supervisory Board if applicable, to revise and make amendments to these Terms and Conditions adverse all or certain beneficiaries and subscription right holders, as appropriate to fulfill legal regulations or jurisdictional changes, or to fulfill an explicit demand from the subscription right agent or an administrator (or their respectively assignees) or if the revisions and amendments are solely advantageous for the beneficiaries and subscription right holders.

In all other cases any partial revision or amendment is only admissible if this is reasonable for the subscription right holder considering the interests of the Company, the company group, the subscription right agent or the administrator, in particular if changes in regard to capital market law results in unacceptable additional costs and disbursements for the company, the company group, the subscription right agent or the administrator, and these unacceptable disbursements can

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be avoided through, for the subscription right holder, reasonable revisions of these Terms and Conditions.

(3)                                 The company will inform the concerned subscription right holder about any revisions or amendments of these Terms and Conditions in writing latest 2 months before such revisions/amendments will come into effect.

Art. 11
Applicable law, Place of performance and Jurisdiction

(1)                                 The form and content of the subscription rights and the rights and obligations of the parties under these Terms and Conditions are governed in all respects by the laws of the Federal Republic of Germany.

(2)                                 The place of performance is Aachen, Germany.

(3)                                 The non-exclusive place of jurisdiction for all disputes concerning matters governed by these Terms and Conditions is Aachen, Germany.

Art. 12
Safeguarding provision

In the event that any of the Terms and Conditions governing the subscription rights is or becomes fully or partially invalid or unenforceable, this shall not affect the validity or enforceability of the remaining Terms and Conditions.  Any loophole arising due to the invalidity or unenforceability of one of the Terms and Conditions governing the subscription rights shall be closed appropriately by re-interpretation of the agreement, taking into consideration the interests of the parties.

Herzogenrath, Germany, April 2014	AIXTRON SE

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The English translation is for convenience only.
The German text is legally binding.

OPTION TERMS AND CONDITIONS

FOR THE ISSUE OF SUBSCRIPTION RIGHTS

(STOCK OPTIONS)

OF AIXTRON SE

2014/2024

TABLE OF CONTENTS

OF THE OPTION TERMS AND CONDITIONS

FOR THE ISSUE OF SUBSCRIPTION RIGHTS (STOCK OPTIONS)

OF AIXTRON SE 2014/2024

§ 1	Subscription rights, exercise price

§ 2	Subscription beneficiaries, exercise beneficiaries, transferability, expiry

§ 3	Acquisition period

§ 4	Waiting period, subscription right exercise period, option term

§ 5	Performance targets

§ 6	Exercising subscription rights

§ 7	Adjustment in exercise price

§ 8	Taxes, duties

§ 9	Ex gratia benefit and other participation programs, handling by administrator

§ 10	Notifications, amendments/supplements to Option Terms and Conditions

§ 11	Place of performance and jurisdiction, applicable law

§ 12	Severability clause

§ 1
Subscription rights, exercise price

(1)                                 Subscription right holders are entitled to purchase no-par registered shares in AIXTRON SE (“company”) in accordance with the terms and conditions set out below.

Each subscription right entitles its holder to acquire one share in AIXTRON SE with a prorated amount in the share capital of € 1.00 per no-par share in return for payment of the exercise price.

(2)                                 The exercise price for a share in the company corresponds to 130 % of the arithmetic mean of the closing auction prices of shares in the company in XETRA trading (or any equivalent successor system) on the Frankfurt Stock Exchange in the twenty trading days prior to the issue date of the respective stock option (subscription right), i.e. the allocation date for the respective stock option (notification of number of stock options allocated).  The minimum exercise price will, however, in any event be the lowest issue amount within the meaning of § 9 (1) AktG.

In the case of subscription rights granted to members of the company’s Executive Board, the Supervisory Board is entitled to increase the exercise price in the event of any exceptional developments (cap).

Trading days are defined as days on which the Frankfurt Stock Exchange trades securities in accordance with its published trading calendar.

For the Stock Option Plan set out in these Option Terms and Conditions, the last twenty trading days thus start on August 25, 2014 and extend to and include September 19, 2014.  Issue /allocation of the respective stock will be on September 22, 2014.

(3)                                 Subscription rights may be acquired in the acquisition period stipulated in § 3. Subscription rights are issued on the basis of the authorization granted by the General Meeting of the company on May 16, 2012 (Agenda Item 8).

The subscription rights are secured by contingent capital of € 4,208,726 as resolved by the company’s General Meeting on May 16, 2012 and entered in the Commercial Register on May 31, 2012 (Contingent Capital II 2012) pursuant to § 4 (2.7) of the company’s Articles of Association.

Subject to approval by the Supervisory Board, the company may nevertheless at its own discretion satisfy the subscription rights exercised (stock options) with own shares rather than with the aforementioned contingent capital or may satisfy the respective claims either fully or in part by way of cash compensation.  Where the own shares or cash compensation are to be granted to beneficiaries who are members of the company’s Executive Board, the respective decision is solely incumbent on the company’s Supervisory Board.

Where the subscription rights exercised (stock options) are satisfied with own shares, the exercise price is equivalent to the subscription price (consideration) for own shares.

(4)                                 Shares issued on the basis of a subscription right by utilizing the aforementioned contingent capital carry dividend rights from the beginning of the fiscal year in which the new shares are issued.

(5)                                 Subscription rights are not embodied.

§ 2
Subscription beneficiaries, exercise beneficiaries, transferability, expiry

(1)                                 The persons entitled to obtain subscription rights (“subscription beneficiaries”) are members of the Executive Board of AIXTRON SE, members of the management of companies which are affiliated enterprises of the company within the meaning of § 15 AktG (“group companies”), and selected executive and other key employees employed at the company or one of the group companies (“employees”).

The company and the group companies may also be referred to hereinafter as the “AIXTRON Group”.

Subscription beneficiaries who are simultaneously members of the Executive Board of AIXTRON SE and also members of the management of a group company receive subscription rights only from the volume designated for the group of persons at the higher hierarchical level.

(2)                                 Subscription rights are not disposable and, with the exception of inheritance, are also non-transferable.  Subscription right beneficiaries to whom subscription rights have been granted (“subscription right holders”) are also prohibited from disposing of the rights in any other way and from entering into any other transactions with third parties in respect of the subscription rights, in particular when such forms of disposal or transactions are equivalent in economic terms to a full or partial realization of the subscription rights or their value.  Subscription right holders are obliged to forego any disposals, transfers or any of the actions described in the foregoing sentence.  Any infringement will result in the expiry (lapse) without compensation of the subscription rights of the party contravening this requirement.

(3)                                 Subscription rights held by a subscription right holder expire upon the termination, irrespective of the reason, of the employment relationship between the respective subscription right holder and the company or group company unless such termination is immediately followed by an employment relationship with the company or another group company (move within the AIXTRON Group) or unless expressly stipulated otherwise in (5).

(4)                                 Subscription rights may only be exercised by those subscription right holders who are in a non-terminated employment relationship and who have not concluded any rescission agreement terminating their employment relationship at the time at which the rights are exercised, unless expressly stipulated otherwise in (5) below.

(5)                                 Subscription rights that were already available to be exercised in the past (i.e. the waiting period for these subscription rights pursuant to § 4 has already expired but the subscription right has not yet been exercised) are available to be exercised by the subscription right holder for an additional and last time in the exercise period directly following the time at which notice of termination was issued or the rescission agreement was signed.  Subscription rights whose waiting period pursuant to § 4 only expires following the time at which notice of termination was issued or the rescission agreement was signed expire (lapse) without compensation.

In the event of retirement, occupational incapacity and/or disability, fatality, or suspension of employment, subscription rights may be exercised for the last time in the exercise period immediately following the occurrence of any of the aforementioned events and the expiry of the waiting period (§4).  Subscription rights that were already available to be exercised in the past (i.e. the waiting period for these subscription rights pursuant to § 4 has already expired but the subscription right has not yet been exercised) are available to be exercised by the subscription right holder (in the event of fatality: the heirs) for an additional and last time in the exercise period directly following any of the aforementioned events.

In the event of the fatality of the subscription beneficiary, the heirs are entitled, provided that they submit documentary evidence of their status as heirs, to exercise the subscription rights of the subscription beneficiary on the same terms and conditions as the deceased subscription beneficiary in accordance with the requirements of (5).

Subscription rights not exercised in the aforementioned exercise period expire (lapse) without compensation.

(6)                                 In the event of an operation or company being spun off or divested from the AIXTRON Group, active subscription right holders of the operation or company thereby spun off or divested may exercise their exercisable subscription rights on the basis of the entitlement at the date of the respective company ceasing to form part of the AIXTRON Group.  In this case, the subscription rights may only be exercised until the end of the first exercise period following the spin-off of the operation or divestiture of the respective company from the AIXTRON Group.  Subscription rights not becoming available (i.e. expiry of the waiting period pursuant to § 4) immediately after the occurrence of one of the events described in this paragraph expire (lapse) without compensation.

(7)                                 All subscription rights granted to a subscription right holder under this Stock Option Plan expire (lapse) without compensation in the event of the subscription right holder acting in such a way as to (illegally) harm the business interests of the AIXTRON Group during or up to six months following the termination of his/her employment relationship.  Post-contractual breaches of duty in this respect particularly include infringement of any post-contractual prohibition on competition or headhunting or infringement of confidentiality obligations.

§ 3
Acquisition period

Subscription rights can be acquired by subscription beneficiaries from the company in line with its requirements in the period from September 22, 2014 up to and including October 6, 2014.

§ 4
Waiting period, subscription right exercise period, option term

(1)                                 The subscription rights may be exercised — provided that the performance targets have been met — no earlier than four (4) years following their allocation (issue date on September 22, 2014) (waiting period).

(2)                                 Following expiry of the waiting period, the subscription rights may only be exercised - provided that the performance targets have been met - within the exercise periods stipulated below and only on days on which commercial banks in Frankfurt am Main are open for regular banking business (“banking days”).

(3)                                 Each exercise period comprises twenty (20) banking days and commences on the following banking days (in each case including such banking day):

•                  On the third (3rd) banking day after an annual results press conference or an analysts’ conference

•                  On the third (3rd) banking day after publication of quarterly or half-year financial reports, annual financial statements, or, should the company publish such, preliminary figures for the past financial year

•                  On the third (3rd) banking day after the company’s General Meeting.

(4)                                 Subscription rights may not be exercised, however, in the event of a banking day on which it would in principle be possible to exercise rights falling within one of the blackout periods stipulated below.  Blackout periods commence and end on the following banking days (in each case including such banking day):

•                  On the last banking day on which shareholders may register to participate in the General Meeting through to the second banking day after the company’s General Meeting; or

•                  On the publication date of any subscription offer for new shares or bonds with conversion and/or option rights for shares of the company in an official journal through to the day on which the subscription rights to shares of the company are for the first time officially listed “ex subscription right” on the Frankfurt Stock Exchange.

(5)                                 All subscription rights (stock options) received, not yet expired (lapsed) and not yet effectively exercised may be exercised for the last time on the banking day prior to the expiry of ten (10) years, calculated from the issue date of the stock options (i.e. allocation of stock options on September 22, 2014).

All subscription rights not exercised by such time shall expire (lapse) without compensation.

§ 5
Performance targets

(1)                                 The exercising of subscription rights is conditional on the arithmetic mean of the closing auction prices of shares in the company in XETRA trading (or any equivalent successor system) on the Frankfurt Stock Exchange being at least equivalent to the exercise price (§ 2) on at least one day trading day after expiry of the waiting period (§ 4) (absolute performance target).

Trading days are defined as days on which the Frankfurt Stock Exchange trades securities in accordance with its published trading calendar.

(2)                                 A further condition governing the exercising of subscription rights granted (issued) to members of the company’s Executive Board is that the company’s share price should have performed better than the TecDAX (relative performance target).

For this purpose, the respective reference values (100 percent) are initially calculated as the arithmetic means of

(i)                                     the closing auction prices of shares in the company in XETRA trading (or any equivalent successor system) on the Frankfurt Stock Exchange, and

(ii)                                  The end-closing prices of the TecDAX

over the three-month period following the date of issue of the subscription rights (share options).  The closing auction price of shares in the company in XETRA trading (or any equivalent successor system) on the Frankfurt Stock Exchange must then exceed the TecDAX (end-closing price), as measured using the respective reference values, at least once on five consecutive trading days in the period beginning one year following issue of the subscription rights (stock options) and lasting until the end of their term.  The aforementioned comparison must be made for each issue of subscription rights (share options) with the reference values being updated accordingly.

If the TecDAX is discontinued or has its composition fundamentally altered during the term of this Stock Option Plan or the term of the stock options issued under this Stock Option Plan, it will be replaced by another index with the closest possible composition to the TecDAX as it was previously; if no such index exists, a new comparative index that includes as many as possible of the individual prices tracked in the TecDAX in its previous composition will be calculated by a bank appointed by the company in such a way as to reproduce the TecDAX as closely as possible.

§ 6
Exercising subscription rights

(1)                                 To exercise the subscription right, the subscription right holder must submit a written request (“exercise notice”) to the subscription right agent determined by AIXTRON SE using the form available at the Human Resources department at AIXTRON SE and, depending on the choice of exercise modes stipulated on the form, pay the exercise price pursuant to § 1 (2).

The company mandated by AIXTRON SE to function as subscription right agent will be named to subscription right holders by AIXTRON SE in a separate notification.

(2)                                 The exercise notice is effective if:  (i) the filled out and signed exercise notice is certified by way of a confirmation note from the company confirming the number of subscription rights available to be exercised, (ii) the exercise notice is received on time (§ 4) at the subscription right agent and (iii) should the “Buy & Hold” exercise mode be selected the exercise price is received on time at the subscription right agent.

The exercise notice becomes valid on such banking day on which it and, should the “Buy & Hold” exercise mode be selected, also the exercise price has been received on location at the subscription right agent by 10.00 a.m. (CET/CEST).  Should the exercise notice and/or the exercise price (in the case of the “Buy & Hold” exercise mode) only be received by the subscription right agent later than the exclusion deadline (10.00 a.m.), then the exercise notice and/or the exercise price (in the case of the “Buy & Hold” exercise mode) are deemed to have been received by the subscription right agent on the following banking day.

Should the technical equipment of the Frankfurt Stock Exchange allow for an extended exercise period, and should the respective requirements also be met by the bank, AIXTRON SE may, at its own discretion, extend the expiry of the exclusion period in favor of the subscription right holder.

(3)                                 The provisions of insider trading legislation must be observed upon the exercising of subscription rights and the purchase or sale of shares in connection with the exercising of subscription rights.

§ 7
Adjustment in exercise price

(1)                                 Where the issuer increases the share capital by issuing new shares and thereby grants subscription rights to shareholders, or disposes of own shares, or issues bonds with conversion or option rights to shares in the company, the exercise price is then adjusted in accordance with the following provisions.

The exercise price is reduced at the ratio of the average price of subscription rights granted to shareholders on all trading days on the Frankfurt Stock Exchange to the closing auction price of shares in the company in XETRA trading (or any equivalent successor system) on the Frankfurt Stock Exchange on the last trading day prior to the subscription right markdown.

Such adjustment to the exercise price is waived should the holders of subscription rights (stock options) also be granted subscription rights equivalent to those granted to shareholders.

(2)                                 In the event of a capital increase from company funds, the contingent capital in the company created to secure the subscription rights is increased in the same proportion as the share capital (§ 218 AktG).  Where the share capital is increased without issuing new shares pursuant to § 207 (2) AktG, the capital increase from company funds has no implications for the legal status of the subscription right holders.  Where new shares are issued, by contrast, the subscription right holders are provided with the same number of additional shares when exercising their subscription rights as if they had already exercised their subscription rights at the time of the capital increase from company funds.

Fractions of shares arising as a result of a capital increase from company funds are not made available when subscription rights are exercised, but are sold at the best possible rate for the account of the subscription right holder.  The proceeds are provided to the subscription right holder when the shares are issued.

(3)                                 In the event of a capital reduction, neither the exercise price nor the subscription right ratio are adjusted provided that the capital reduction does not change the total number of shares or involve a capital repayment or acquisition of own shares in return for payment.  In the event of a capital reduction by the consolidation of shares without a capital repayment or the acquisition of own shares in return for payment without a change in capital (stock split), the number of shares which may be acquired for each subscription right in return for payment of the exercise price reduces or increases in proportion to the capital reduction or stock split.

§ 8
Taxes, duties

(1)                                 Where German principles of taxation apply, the granting of subscription rights to the subscription right holder and exercising of such may result in taxable benefits in kind on the part of the subscription right holder.  Where a corresponding legal obligation applies, AIXTRON SE or the respective company affiliated to AIXTRON will transfer the taxes thereby incurred (e.g. payroll tax, including church tax and the solidarity surcharge, or equivalent foreign taxes and duties) to the relevant tax authorities and the social security contributions thereby incurred to the relevant office or authorities on behalf of and on the account of the subscription right holder.

The subscription right holder is not entitled to assert any claim to the refund of taxes or duties thereby withheld against the respective company of the AIXTRON Group.  Where a company of the AIXTRON Group is held liable by a fiscal authority and/or social security authority for benefits in kind granted to the subscription right holder in connection with this Stock Option Plan, the subscription right holder must indemnify the respective company of the AIXTRON Group for the amounts involved.

Up to the limit of exemption from execution, the respective company of the AIXTRON Group may deduct any taxes and duties owed by the subscription right holder in this respect (especially employee contributions to social security) from the compensation due to the subscription right holder.  Any excess amounts must be reimbursed by the subscription right holder to the respective company of the AIXTRON Group.

(2)                                 To the extent that the subscription right holder receives dividend income in future or generates further gains in the event of a positive development in the share price by subsequently disposing of shares previously acquired by exercising subscription rights, the subscription right holder is basically responsible for the personal taxation of such income or gains in accordance with the so-called flat-rate withholding tax.  Fees, expenses and outlays incurred to sell the shares, as well as any financing interest thereby incurred, are borne by the respective subscription right holder.

(3)                                 Different tax obligations may apply in cases where a foreign state has taxation rights.  In this case, the subscription right holder is personally obliged to ensure the correct taxation and payment of duties in the respective state.

§ 9
Ex gratia benefit and other participation programs,
handling by administrator

(1)                                 The allocation and granting of subscription rights by the company constitute an ex gratia benefit.  No legal entitlement to participation in any future stock option plans and — in the event of participation in future stock option plans — legal entitlement to the allocation and granting of subscription rights in subsequent stock option plans shall pertain — even in cases where subscription rights have been allocated and granted in several years in succession.

(2)                                 The company reserves the right to incept further stock option plans or to implement other forms of employee participation.  However, neither the company nor any other group company is any way obliged to do so.

(3)                                 The contractual rights and obligations resulting from or in connection with this Stock Option Plan exist solely between the company and the respective subscription right holder.  This plan does not give rise to any contractual relationship on the part of the subscription beneficiary with his or her employer, unless the company is the employer of the respective subscription beneficiary.

(4)                                 In meeting its rights and obligations in connection with this Stock Option Plan, the company will satisfy the relevant employer.

(5)                                 Irrespective of this, in compliance with legal requirements and these Option Terms and Conditions the company may mandate a financial services institution, a securities trading bank, or an equivalent institution (“administrator”) to act in accordance with the instructions of the company’s Executive Board or, where the Executive Board is itself the beneficiary of the plan, in accordance with the instructions of the company’s Supervisory Board.

§ 10
Notifications, amendments/supplements to Option Terms and Conditions

(1)                                 Publication in internal communication media, also in electronic form (and in particular on the intranet of the company or the AIXTRON Group) is deemed adequate for company notifications to the persons participating in this Stock Option Plan.

(2)                                 The company is entitled, subject to approval by the Supervisory Board where applicable, to unilaterally amend or supplement these Option Terms and Conditions for all or for specified subscription beneficiaries and subscription right holders to the extent necessary to meet legal requirements or changes in verdicts or to meet an explicit request from the subscription right agent or the administrator (or their respective assignees), or if the amendments or supplements are solely to the benefit of the beneficiaries and subscription right holders.

In all other cases, unilateral amendments or supplements are only permitted when they may be deemed just and reasonable for the persons thereby affected, taking due account of the interests of the company, group companies, the subscription right agent and the administrator, and in particular when amendments to capital market law would result in an unacceptable additional burden of costs and outlays for the company, a group company, the subscription right agent or the administrator and this unreasonable burden might be avoided by such amendments to these Option Terms and Conditions that may be deemed reasonable for the persons thereby affected.

(3)                                 The company will provide the persons thereby affected with written notification of any amendment or supplement to these Option Terms and Conditions no later than two months before such amendments or supplements become effective (“amendment notification”).  The persons thereby affected may file an objection to any amendment or supplement for the aforementioned reasons within a period of six weeks from receipt of the amendment notification.  Such objections should be submitted in writing to AIXTRON SE, Human Resources, Dornkaulstrasse 2, 52134 Herzogenrath.  Should no objection be filed, then the amendments or supplements automatically become effective.  In the amendment notification, the company will specifically refer to the legal implications of any failure to file an objection.

§ 11
Place of performance and jurisdiction, applicable law

(1)                                 With the exception of private international law, where this is legally permitted, the form and content of the subscription rights and the rights and obligations of the parties under these Option Terms and Conditions are governed in all respects by the laws of the Federal Republic of Germany.

(2)                                 The place of performance is Aachen, Germany.

(3)                                 The non-exclusive place of jurisdiction for all disputes arising from or in connection with matters and legal relationships governed by these Option Terms and Conditions is Aachen, Germany.

§ 12
Severability clause

Should any of the provisions of these Option Terms and Conditions be or become fully or partially invalid or unenforceable, this shall not affect the validity or the enforceability of the other provisions.  Any loophole arising due to the invalidity or unenforceability of a specific provision of these Option Terms and Conditions shall be deemed to have been replaced by that provision that most closely approximates to the intention expressed in these Option Terms and Conditions.  The same applies by analogy for the specification of any measurement, period of time or other modality.

Herzogenrath, September 2014	AIXTRON SE